Ex. 99.5.2

                       CANCELLATION OF
              AGREEMENT FOR CONSULTING SERVICES


The undersigned, the parties to that certain Agreement for Consulting Services (the "Agreement") entered into by and between Trufello Associates Limited (the "Consultant") and Paramco Financial Group, Inc. (the "Company") (formerly known as The Prestige Group.Net, Inc.) dated August 14, 2002, hereby terminate the Agreement. The total compensation paid to date consisting of 200,000 shares of the Company's common stock, valued at $32,000.00, shall be deemed to represent payment, in full, for all services rendered to date.

Dated:  December 31, 2002

Trufello Associates Limited


By: /s/ Pierce Loughran
------------------------------
     Pierce Loughran, Nominee


Paramco Financial Group, Inc.


By: /s/ Douglas G. Gregg
---------------------------
     Douglas G. Gregg
     President